UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935.

For the quarterly period ended September 30, 2005

SCANA Corporation
(Name of registered holding company)

1426 Main Street, Columbia, South Carolina 29201
(Address of principal executive offices)

Table of Contents

Item No.	Title	Page

1	Organization Chart	2
2	Issuances and Renewals of Securities and Capital Contributions	3
3	Associate Transactions	3
4	Summary of Aggregate Investment	5
5	Other Investments	6
6	Financial Statements and Exhibits	7

ITEM 1 - ORGANIZATION CHART

Name	Energy			Percentage
of	or	Date	State	of Voting
Reporting	Gas - related	of	of	Securities	Nature of
Company	Company	Organization	Organization	Held	Business

SCANA Corporation (a)
SCANA Resources, Inc.	Energy	September 10, 1987	South Carolina	100%	Renders energy management services

South Carolina Electric & Gas Company (b)
SC Coaltech No. 1 LP	Energy	April 7, 2000	Delaware	40%	Production and sale of synthetic fuel

Coaltech No. 1 LP	Energy	March 7, 1997	Delaware	25%	Production and sale of synthetic fuel

SCANA Energy Marketing, Inc.	Energy	August 22, 1977	South Carolina	100%	Markets natural gas

ServiceCare, Inc.	Energy	September 20, 1994	South Carolina	100%	Provides service contracts on home appliances
					and heating and air conditioning units

Primesouth, Inc.	Energy	August 26, 1986	South Carolina	100%	Renders power plant management and maintenance and other services

Public Service Company of North Carolina,
Incorporated (b)
Clean Energy Enterprises, Inc.	Energy	August 12, 1974	North Carolina	100%	Sells, installs and services compressed natural
					gas conversion equipment

PSNC Blue Ridge Corporation	Energy	September 2, 1992	North Carolina	100%	Renders energy management services

PSNC Cardinal Pipeline Company	Energy	December 4, 1995	North Carolina	100%	Transportation of natural gas

SCG Pipeline, Inc.	Energy	April 10, 2001	South Carolina	100%	Transportation of natural gas

Cogen South LLC	Energy	June 1, 1996	Delaware	50%	Operates boilers and turbines at a cogeneration facility

South Carolina Pipeline Corporation	Energy	September 9, 1977	South Carolina	100%	Purchases, sells and transports natural gas

SCANA Corporate Security Services, Inc.	Energy	March 19, 2004	South Carolina	100%	Renders technical, operational and management services

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies.
(b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

		Principal	Issue		Person to	Collateral	Consideration
		Amount of	or	Cost of	Whom Security	Given with	for Each
Company Issuing Security	Type of Security Issued	Security	Renewal	Capital	Was Issued	Security	Security

None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

South Carolina Electric & Gas Company	SC Coaltech No. l LP	$3,160,000
South Carolina Electric & Gas Company	Coaltech No. l LP	$1,336,653

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company	Associate Company	Types of Services	Direct Costs	Indirect	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Costs Charged	Capital	Billed

SC Coaltech No. 1 LP	South Carolina Electric & Gas Company	Synthetic fuel sales	$46,499,208	-	-	$46,499,208
Coaltech No. 1 LP	South Carolina Electric & Gas Company	Synthetic fuel sales	$23,650,921	-	-	$23,650,921
SCG Pipeline, Inc.	SCANA Energy Marketing, Inc.	Gas transportation	$1,637,149	-	-	$1,637,149
SCG Pipeline, Inc.	South Carolina Pipeline Corporation	Gas services & administrative	$147,127	-	-	$147,127
South Carolina Pipeline Corporation	South Carolina Electric & Gas Company	Gas sales and construction	$68,921,688	$2,946	-	$68,924,634
South Carolina Pipeline Corporation	SCG Pipeline, Inc.	Operation of pipeline	$103,841	$26,678	-	$130,519
South Carolina Pipeline Corporation	ServiceCare, Inc.	Administrative	$113	-	-	$113
South Carolina Pipeline Corporation	SCANA Energy Marketing, Inc.	Software	$37,046	-	-	$37,046
SCANA Energy Marketing, Inc.	South Carolina Pipeline Corporation	Software	$9,647	-	-	$9,647
SCANA Energy Marketing, Inc.	Public Service Company of North
Carolina, Incorporated		Software	$5,036	-	-	$5,036
SCANA Energy Marketing, Inc.	South Carolina Electric & Gas Company	Gas sales, office rent and maintenance	$67,012,464	-	-	$67,012,464
Primesouth, Inc.	South Carolina Electric & Gas Company	Management and operation	$1,299,421	-	-	$1,299,421

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company	Reporting Company	Type of Services	Direct Costs	Indirect	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Costs Charged	Capital	Billed

South Carolina Electric & Gas Company	SC Coaltech No.1 LP	Coal sales & handling	$49,539,617	-	-	$49,539,617
South Carolina Electric & Gas Company	Coaltech No. 1 LP	Coal sales & handling	$24,789,913	-	-	$24,789,913
South Carolina Electric & Gas Company	Primesouth, Inc.	Office space rental	$7,277	-	-	$7,277
South Carolina Electric & Gas Company	SCG Pipeline, Inc.	Administrative	$9,036	-	-	$9,036
South Carolina Electric & Gas Company	ServiceCare, Inc.	Office space rental & maintenance	$6,750	-	-	$6,750
South Carolina Electric & Gas Company	SCANA Energy Marketing, Inc.	Administrative	$76,130	-	-	$76,130
South Carolina Electric & Gas Company	South Carolina Pipeline Corporation	Maintenance	$84,973	-	-	$84,973
SCANA Services, Inc.	Primesouth, Inc.	Administrative	$916,114	-	-	$916,114
SCANA Services, Inc.	SCG Pipeline, Inc.	Administrative & interest	$246,445	$26,597	-	$273,042
SCANA Services, Inc.	South Carolina Pipeline Corporation	Administrative & interest	$4,764,865	$830,739	-	$5,595,604
SCANA Services, Inc.	SCANA Energy Marketing, Inc.	Administrative & interest	$7,142,476	$1,540,624	$112,857	$8,795,957
SCANA Services, Inc.	ServiceCare, Inc.	Administrative & interest	$208,814	$81,067	-	$289,881
Public Service Company of North
Carolina, Incorporated	SCANA Energy Marketing, Inc.	Gas sales & administrative	$1,829,383	-	-	$1,829,383
Public Service Company of North
Carolina, Incorporated	ServiceCare, Inc.	Customer billing charge	$12,960	-	-	$12,960
Public Service Company of North
Carolina, Incorporated	South Carolina Pipeline Corporation	Administrative	$677	-	-	$677
SCANA Energy Marketing, Inc.	South Carolina Pipeline Corporation	Administrative	-	$9,647	-	$9,647

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2005 (A)	$6,418,717		Line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)	962,808		Line 2
Greater of $50 million or line 2		$962,808	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business category 1	-
Energy-related business category 2	-
Energy-related business category 3	-
Energy-related business category 4	-
Energy-related business category 5	-
Energy-related business category 6 (B)	3,451
Energy-related business category 7 (C)	1
Energy-related business category 8	-
Energy-related business category 9 (D)	31,527
Energy-related business category 10	-
Total current aggregate investment		$34,979	Line 4

Difference between the greater of $50 million or
15% of capitalization and the total aggregate
investment of the registered holding company
system (line 3 less line 4)		$927,829	Line 5

Investments in gas-related companies:
Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business category 1		-
Gas-related business category 2		-
Total current aggregate investment			-

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.

ITEM 5 - OTHER INVESTMENTS
(Dollars in Thousands)

Major line of energy-	Other investment in	Other investment in	Reason for difference
related business	last U-9C-3 report	this U-9C-3 report	in Other Investment

Energy-related business category 1
SCANA Resources, Inc.	$418	$403	Net loss of subsidiary.

PSNC Blue Ridge Corporation	$6,112	$6,637	Other comprehensive income (loss)
			from derivatives and net earnings
			of subsidiary.

Energy-related business category 3
Clean Energy Enterprises, Inc.	$399	$389	Net earnings of subsidiary, offset by
			repayment of advances.
Energy-related business category 4
ServiceCare, Inc.	$6,874	$7,469	Net earnings of subsidiary and tax
			allocation benefit received.
Energy-related business category 5
SCANA Energy Marketing, Inc.	$43,520	$50,810	Other comprehensive income (loss)
			from derivatives, net losses
			of subsidiary, offset by tax
			allocation benefits received.
Energy-related business category 6
Cogen South LLC	$9,338	$8,731	Net earnings of investment, offset
			by distributions received.

Energy-related business category 7
Primesouth, Inc.	$19,177	$21,153	Net earnings of subsidiary and tax
			allocation benefit received, offset
			by dividends declared.
Energy-related business category 9
PSNC Cardinal Pipeline Company	$14,674	$12,700	Net earnings of subsidiary, offset by
			repayment of advance.

South Carolina Pipeline Corporation	$216,013	$216,576	Net earnings of subsidiary, offset
			by dividends declared.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Exhibit	A-1	SC Coaltech No. 1 LP Balance Sheet as of September 30, 2005 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit	A-2	SC Coaltech No. 1 LP Income Statement for the Periods ended September 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	B-1	SCANA Resources, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	B-2	SCANA Resources, Inc. Income Statement for the Periods ended September 30, 2005-
filed under confidential treatment pursuant to Rule 104(b)
Exhibit	C-1	SCANA Energy Marketing, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	C-2	SCANA Energy Marketing, Inc. Income Statement for the Periods ended September 30,
2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	D-1	ServiceCare, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	D-2	ServiceCare, Inc. Income Statement for the Periods ended September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	E-1	Primesouth, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	E-2	Primesouth, Inc. Income Statement for the Periods ended September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	F-1	Clean Energy Enterprises, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	F-2	Clean Energy Enterprises, Inc. Income Statement for the Periods ended September 30,
2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	G-1	PSNC Blue Ridge Corporation Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	G-2	PSNC Blue Ridge Corporation Income Statement for the Periods ended September 30,
2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	H-1	SCG Pipeline, Inc. Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	H-2	SCG Pipeline, Inc. Income Statement for the Periods ended September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	I-1	Coaltech No. 1 LP Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	I-2	Coaltech No. 1 LP Income Statement for the Periods ended September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	J-1	Cogen South LLC Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	J-2	Cogen South LLC Income Statement for the Periods ended September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	K-1	PSNC Cardinal Pipeline Company Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	K-2	PSNC Cardinal Pipeline Company Income Statement for the Periods ended September 30,
2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	L-1	South Carolina Pipeline Corporation Balance Sheet as of September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)

Exhibit	L-2	South Carolina Pipeline Corporation Income Statement for the Periods ended
September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)
Exhibit	M-1	SCANA Corporate Security Services, Inc. Balance Sheet as of September 30, 2005-filed
Under confidential treatment pursuant to Rule 104(b)
Exhibit	M-2	SCANA Corporate Security Services, Inc. Income Statement for the Period ended
September 30, 2005-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit	N	Certificate of SCANA Corporation

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 22nd day of November 2005.

SCANA Corporation
Registered holding company

By:	/s/James E. Swan, IV

James E. Swan, IV
(Name)

Controller
(Title)

November 22, 2005
(Date)

       Exhibit N

Certificate

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2005, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

South Carolina Public Service Commission
P. O. Box 11649
Columbia, SC 29211

North Carolina Utilities Commission
4325 Mail Service Center
Raleigh, NC 27699-4325

November 22, 2005	By:	/s/James E. Swan, IV
James E. Swan, IV
Controller
(principal accounting officer)